UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-42213

WeRide Inc.

21st Floor, Tower A, Guangzhou Life Science Innovation Center

No. 51, Luoxuan Road, Guangzhou International Biotech Island

Guangzhou 510005

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

This Current Report on Form 6-K (this “Report”) shall be deemed to be incorporated by reference into the registration statement on Form S-8 (File No. 333-286106) of WeRide Inc. (“WeRide”), including any prospectuses forming a part of such registration statement, and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Uber Technologies, Inc. (“Uber”) has committed to an equity investment of US$100 million, in addition to its existing investment, in WeRide as part of the recently announced expanded cooperation.

This investment is expected to be called by WeRide and completed by the second half of 2025, with closing subject to customary conditions, unless extended at WeRide’s option. Uber will invest at a price based on the volume-weighted average price of WeRide’s American Depositary Shares prior to the closing.

As previously announced (and attached as Exhibit 99.1 to this Report), WeRide is expanding its cooperation with Uber from the Middle East to an additional 15 cities around the world including Europe and beyond.

Safe Harbor Statement

This Report (including its exhibit) contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about WeRide’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in WeRide’s and Uber’s filings with the U.S. Securities and Exchange Commission. All information provided in this Report is as of the date of this Report. Neither WeRide nor Uber undertakes any obligation to update any forward-looking statement, except as required under applicable law.

EXHIBITS

Exhibit No.	Description

99.1	Press Release – WeRide and Uber Expand Strategic Partnership to Bring Autonomous Vehicles to 15 More Cities

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WeRide Inc.

By:	/s/ Jennifer Li
Name:	Jennifer Li
Title :	Chief Financial Officer

Date: May 7, 2025